EXHIBIT 99.1

Standard Lithium Corporate Update

VANCOUVER, British Columbia, July 13, 2022 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE American: SLI) (FRA: S5L), an innovative technology and lithium project development company, provides an update on several corporate and project developments.

Key Highlights:

  Key management additions to drive project execution
  Master Service Agreement with Telescope Innovations to perform CO2 sequestration R&D
  DFS/FEED Study Award
  Senior management increase shareholdings

The Company recently added key personnel to the executive and management team in newly created positions to expand project delivery expertise in support of its commercial scale developments. Jason Tielker P.Eng. has taken on the role of Vice President Project Delivery, and Angus Remfry CEng has commenced as Director Project Delivery. Mr. Tielker’s initial focus is delivering Standard Lithium’s first plant to commercial operation, currently being planned for the Lanxess South Facility. Mr. Remfry’s primary responsibility is developing the South West Arkansas Project to the PFS stage, and drive several current project development initiatives. Collectively Mr. Tielker and Mr. Remfry have decades of experience managing large energy, mining and infrastructure projects through design and construction in North America and other parts of the world.

The Company is currently reviewing Pre-FEED deliverables related to the first commercial plant (see news release from January 2022) with a goal to awarding the FEED and Definitive Feasibility Study work no later than August.

As part of the Company’s continued focus on reducing carbon intensity (see news releases from September 2021, and May 2022), it has signed a Master Service Agreement (“MSA”) with Telescope Innovations Corp. (“TELI”) to conduct novel CO2-focussed R&D. TELI is an innovative chemical technology company headed by Professor Jason Hein. Professor Hein has worked successfully with Standard Lithium previously and is the inventor of the Company’s proprietary SiFT lithium carbonate crystallization technology. TELI is working initially on understanding how CO2 may be permanently sequestered by the Company as part of normal brine reinjection activities. This R&D program will then expand to consider how CO2 may also be used as an alternative reagent at several points in the Company’s process flowsheet.

Dr. Andy Robinson, President and COO of Standard Lithium commented, “Standard Lithium and our contractors have been working diligently through the Pre-FEED process to refine designs and work towards the award of the FEED and DFS contract. We have been adding several key internal resources and are delighted to have Jason and Angus on board to help us accelerate all our projects; they bring invaluable big-project delivery expertise that will be needed as we move towards construction on our first commercial project and continue to advance our pipeline of development projects. As we contemplate the ever more significant role of CO2 in the future economy, our engagement with Telescope Innovations is very timely. We have the potential to actively decarbonize our business and sequester significant quantities of CO2 deep underground as part of our future lithium extraction and brine recycling operations, and as such, a thorough understanding of the chemistry and technology required is paramount. Standard Lithium has previously benefitted from Professor Hein’s expertise and is delighted to work with him and Telescope’s world-class team to better understand this potential future value creation stream.”

The Company also announces that Robert Mintak, Chief Executive Officer of the Company, Dr. Andy Robinson, President of the Company, and Kara Norman, Chief Financial Officer of the Company, have exercised a total of 1,400,000 incentive stock options (the “Options”) previously scheduled to expire on June 16, 2022. The Company has received proceeds of $1,344,000 from the exercise of the Options. To partially fund the option exercise and withholding tax obligations, Mr. Mintak, Mr. Robinson, and Ms. Norman, disposed of a total of 449,545 common shares from their existing holdings, and may in the future dispose of additional shares in order to satisfy tax obligations associated with the Options. As a result of the exercise of the options, and the subsequent dispositions, Mr. Mintak, Mr. Robinson and Ms. Norman have increased their overall ownership interest in the Company by 950,455 common shares.

About Telescope Innovations Corp.

Telescope is a chemical technology company developing scalable manufacturing processes and tools for the pharmaceutical and chemical industry. The Company builds and deploys new enabling technologies including flexible robotic platforms and artificial intelligence software that improves experimental throughput, efficiency, and data quality. Dr Andy Robinson, President of the Company and Robert Mintak, CEO of the Company are also independent directors of TELI. However, the MSA is not considered a related party transaction within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, and has been reviewed and approved by the independent directors of the Company.

About Standard Lithium Ltd.
Standard Lithium is an innovative technology and lithium development company. The Company’s flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations. The Company operates its first-of-a-kind industrial-scale Direct Lithium Extraction (DLE) demonstration plant at Lanxess’s south plant facility in southern Arkansas. The demonstration plant utilizes the Company’s proprietary LiSTR technology to selectively extract lithium from Lanxess’s tail brine. The demonstration plant is being used for proof-of-concept and commercial feasibility studies. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. The Company is also pursuing the resource development of over 30,000 acres of separate brine leases located in southwest Arkansas, referred to as the South West Arkansas Lithium Project, and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at https://www.standardlithium.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to plans at the Lanxess South Facility and the South West Arkansas Project, the award of the FEED and DFS contract, the engagement with TELI, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.

For further information contact:

LHA Investor Relations
David Barnard
+1 415-433-3777
standardlithium@lhai.com
info@standardlithium.com
Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/